SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 17 October, 2022

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X|                        Form 40-F
------------------                        ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes                      No |X|
---------------           --------------

Exhibit 1.1	bp agrees to buy US biogas firm Archaea Energy dated 17 October 2022

Exhibit 1.1

press release

17 October 2022

bp accelerates and expands in bioenergy, agreeing to
buy leading US biogas company Archaea Energy

●  Accelerates bioenergy growth
−  Acquisition of a leading US renewable natural gas (RNG) producer will accelerate growth of bp's strategic bioenergy transition growth engine
−  Operates 50 RNG and landfill gas-to-energy facilities across US, with development pipeline supporting potential for around five-fold increase in RNG volumes by 2030
−  Doubles the EBITDA bp expects from biogas to around $2 billion by 2030; supports increase in bp's aim for EBITDA from transition growth businesses by 2030 from $9-10 billion to more than $10 billion

●  Adds distinctive value
−  Builds on bp's existing biogas business - expanding in the US, a key fast-growing geography for biogas
−  Expect additional distinctive value through integration with bp's trading capabilities and global customer relationships

●  Maintains financial discipline
−  $3.3 billion cash acquisition; acquisition multiple of around four times(1)
−  Remain committed to disciplined financial frame; five priorities unchanged, including no change to dividend or buyback guidance
−  Expected to be accretive to both earnings and free cash flow per share, post integration, and to deliver double-digit returns

●  Supports net zero ambition
−  Biogas growth supports both customer decarbonization goals and bp's aim to reduce carbon intensity of energy products it sells

-----------------------------------------------------------

In a move that will expand and accelerate the growth of its strategic bioenergy business, bp today announced that it has agreed to acquire Archaea Energy Inc., a leading producer of renewable natural gas (RNG) in the US. The agreed acquisition, which is subject to regulatory and Archaea shareholder approval, will be for $3.3 billion in cash, as well as around $800 million of net debt(2).

Bioenergy is one of five strategic transition growth engines that bp intends to grow rapidly through this decade. bp expects investment into its transition growth businesses to reach more than 40% of its total annual capital expenditure by 2025, aiming to grow this to around 50% by 2030.

Acquiring Archaea will expand bp's presence in the US biogas industry, enhancing its ability to support customers' decarbonization goals and also progressing its aim to reduce the average carbon intensity of the energy products it sells. bp aims to reduce that carbon intensity to net zero by 2050 or sooner(3).

Bernard Looney, bp chief executive, said:
"Archaea is a fantastic fast-growing business, and bp will add distinctive value through our trading business and customer reach. It will accelerate our key bioenergy growth engine, creating a real leader in the biogas sector, and support our net zero ambition. And, importantly, we're doing this while remaining focused on the disciplined execution of our financial frame. Investing with discipline into the energy transition, creating further value through integration - this is exactly what bp's transformation into an integrated energy company is all about."

Archaea Energy
Based in Houston, Texas, Archaea Energy is a leading RNG producer, operating 50 RNG and landfill gas-to-energy facilities across the US, producing around 6,000 barrels of oil equivalent a day (boe/d) of RNG. At closing its production would be expected to provide an immediate 50% increase to bp's biogas supply volumes.

Archaea has a development pipeline of more than 80 projects that underpin the potential for around five-fold growth in RNG production by 2030. Earlier this year, it announced a joint venture with Republic Services, Inc. to develop 40 RNG projects across the US, part of this pipeline. The joint venture will convert landfill gas into pipeline-quality RNG that can be used for a variety of applications to displace conventional natural gas.

Archaea has extensive operational expertise and experience with an industry-leading modular and integrated approach to biogas projects that provides short development lead-times. The business's innovative and highly experienced management and operations team has a proven track record and will remain with bp on completion.

Nick Stork, CEO of Archaea Energy, said:
"Archaea has become one of the largest and fastest growing RNG platforms in the US and today's announcement will further enable this business to realize its full potential. bp is a world-class partner with an operational history in the RNG value chain that is fully aligned with ours and our partners', and I look forward to our hard-working team joining the bp organization to help achieve their bioenergy goals."

Jon Vander Ark, Republic Services president and chief executive officer, said:
"The acquisition of Archaea by bp allows us to accelerate decarbonization through our innovative joint venture with Archaea. With our shared focus on sustainability, this joint venture provides additional opportunities to work together on other decarbonization and environmental services initiatives."

The acquisition of Archaea has a strong strategic fit with bp's existing biogas business, enabling expansion of its position in the US and potentially also in key geographies globally, including the UK and Germany. Alongside growth in bp's existing portfolio, the addition of Archaea's production and pipeline has the potential to take bp's biogas supply volumes to around 70,000 boe/d globally by 2030.

bp sees the opportunity to deliver additional distinctive value through the integration of the business with bp's trading capabilities and broad customer base − bp is a leading marketer of natural gas in North America, with many customers looking to decarbonize. Demand for biogas is also diversifying with opportunities for growth into areas such as LNG, renewable hydrogen, and power for EV charging.

Dave Lawler, chairman and president of bp America, said:
"Our biogas team is already one of the leading suppliers of renewable natural gas in North America. This deal accelerates our ability to deliver cleaner energy, generate significant earnings in a fast-growing sector and help reduce emissions. This could help bp take a significant stride toward our net zero ambition."

Accelerates earnings growth, while maintaining discipline
bp has agreed to acquire Archaea for $3.3 billion in cash, or $26 per share, representing a 38% premium to Archaea's 30-day volume weighted average share price(4). Together with around $800 million net debt, the total enterprise value is $4.1 billion. Subject to regulatory approvals and Archaea shareholder approval, bp is targeting acquisition completion by the end of 2022.

Post integration, bp expects the transaction to be accretive to both its earnings per share and free cash flow per share.

The business is expected to deliver rateable earnings growth. From around $140 million today, bp is targeting EBITDA(5) from the business, when integrated with bp, of more than $500 million in 2025 and is aiming for around $1 billion by 2027, following completion of the development pipeline(6). This underpins an acquisition multiple of around four times(1). bp's investment is expected to deliver double digit returns.

As a result of the agreed acquisition, bp has doubled to around $2 billion its aim for the contribution to EBITDA from biogas by 2030. bp now aims for more than $10 billion EBITDA to be generated by its transition growth businesses by 2030(7) − up from previous guidance of $9-10 billion.

bp remains committed to its disciplined financial frame, with its five priorities unchanged. A resilient dividend remains bp's first priority with guidance unchanged. bp remains focused on maintaining a strong investment grade credit rating. bp's medium-term(8) capital expenditure guidance is unchanged at $14-16 billion a year. And bp's commitment to return 60% of full year surplus cash flow(9) through share buybacks in 2022, subject to maintaining a strong investment grade credit rating, is unchanged. In setting the buyback, bp's board will continue to take into account the cumulative level of and outlook for surplus cash flow, including the effect of this transaction.

Renewable natural gas
Global biogas demand is growing rapidly. In bp's Energy Outlook 2022, biogas grows more than 25-fold from 2019 to 2050 in both the Accelerated and Net Zero scenarios.

Biogas is generated by the decomposition of organic material at landfill sites, anaerobic digesters and other waste facilities. Archaea's operations process biogas − that would have been flared or vented if it were not captured − to produce pipeline-quality RNG or to generate power.

RNG can be used interchangeably with fossil fuel-based natural gas - including as transport fuel, in power generation and in heating - but, as it is derived from organic waste, its use results in lower lifecycle greenhouse gas emissions. Projects such as Archaea's also have the potential to be integrated with technology such as carbon capture and storage to further reduce lifecycle greenhouse gas emissions.

Increasing sales of RNG will support bp's net zero ambition, specifically its aim to reduce to net zero the carbon intensity of energy products it sells by 2050 or sooner. It has set an interim target to reduce this carbon intensity by 5% by 2025 and aims to reduce it by 15-20% by 2030, both against a 2019 baseline.

Contacts:
bp press office, London: bppress@bp.com, +44 (0)7831 095541
bp US media affairs: uspress@bp.com

Notes:
●  Morgan Stanley & Co. LLC is acting as financial adviser to bp and Freshfields Bruckhaus Deringer as lead legal adviser to bp.

●  Archaea Energy Inc. is one of the largest RNG producers in the US, with an industry-leading platform and expertise in developing, constructing, and operating RNG facilities to capture waste emissions and convert them into low carbon fuel. Its innovative, technology-driven approach is backed by significant gas processing expertise, enabling Archaea to deliver RNG projects that are expected to have higher uptime and efficiency, faster project timelines, and lower development costs. Archaea partners with landfill and farm owners to help them transform potential sources of emissions into RNG, transforming their facilities into renewable energy centres. Additional information is available at www.archaeaenergy.com.

●  Republic Services, Inc. is a leader in the environmental services industry. Through its subsidiaries, the company provides customers with the most complete set of products and services, including recycling, solid waste, special waste, hazardous waste, container rental and field services. Republic's industry-leading commitments to advance circularity, reduce emissions and decarbonize operations are helping deliver on its vision to partner with customers to create a more sustainable world. Additional information is available at RepublicServices.com.

Footnotes:

(1) Acquisition enterprise value around four times expected 2027 EBITDA

(2) Archaea Energy net debt sourced from 2Q 2022 10Q, adjusted for disclosed subsequent financing activity.

(3) bp's aim 3 is to reach net zero for the carbon intensity of the energy products bp sells. Any interim target or aim in respect of bp's aim 3 is defined in terms of reductions in the carbon intensity of the energy products bp sells (in grams CO2e/MJ) relative to the baseline year of 2019. (Work is ongoing to confirm an assured baseline for this aim to incorporate the inclusion of physically traded energy products).
For the purposes of aim 3, an energy product is a product that is used by an ultimate end user to satisfy an energy demand. In the case of fuels, to burn them to release their calorific content, and in the case of electricity to provide work or heat. A refined product such as a lubricant base stock does not count as an energy product as it is not used to provide energy in its use phase. Crude oil does not count as an energy product except in the rare cases where it is used by an end user to satisfy energy demand.
Physically traded energy product includes trades in energy products which are physically settled in circumstances where bp considers their inclusion to be consistent with the intent of the aim. It therefore excludes, for example, financial trades, and physical trades where the purpose or effect is that the volumes traded net off against each other.

(4) Premium calculated using Archaea Energy Inc. (NYSE: LFG) 30-day volume weighted average share price as of 14 October 2022 (Bloomberg)

(5) EBITDA: replacement cost profit before interest and tax, excluding net adjusting items, adding back depreciation, depletion and amortization and exploration write-offs (net of adjusting items).

(6) Projected financial information in this release represents bp's view of the business when integrated with bp.

(7) At $60/bbl Brent (2020, real) and bp planning assumptions.

(8) 2023-30.

(9) Surplus cash flow refers to the net surplus of sources of cash over uses of cash, after reaching the $35 billion net debt target. Sources of cash include net cash provided by operating activities, cash provided from investing activities and cash receipts relating to transactions involving non-controlling interests. Uses of cash include lease liability payments, payments on perpetual hybrid bond, dividends paid, cash capital expenditure, the cash cost of share buybacks to offset the dilution from vesting of awards under employee share schemes, cash payments relating to transactions involving non-controlling interests and currency translation differences relating to cash and cash equivalents as presented on the condensed group cash flow statement.

Cautionary statement:
In order to utilize the 'safe harbor' provisions of the United States Private Securities Litigation Reform Act of 1995 (the 'PSLRA') and the general doctrine of cautionary statements, bp is providing the following cautionary statement.

This document contains certain forecasts, projections and forward-looking statements - that is, statements related to future, not past events and circumstances - with respect to the financial condition, results of operations and businesses of bp and certain of the plans and objectives of bp with respect to these items. These statements are generally, but not always, identified by the use of words such as 'will', 'expects', 'is expected to', 'targets', 'aims', 'should', 'may', 'objective', 'is likely to', 'intends', 'believes', 'anticipates', 'plans', 'we see' or similar expressions. In particular, the following, among other statements, are all forward-looking in nature: expectations in relation to completion of the transaction described including the outcome of third party approvals, the expected timing of completion and the amount and timing of the consideration and how it will be funded; plans and expectations relating to growing bp's transition growth engines through this decade including that investment into bp's transition growth businesses will reach more than 40% of bp's total capital expenditure by 2025 and around 50% by 2030; plans and expectations for bp's capital expenditure over the medium-term to be $14-16 billion; plans and estimates relating to the growth, development and value creation potential of Archaea's business including expectations to grow earnings; expectations for the completion of Archaea's projects and development pipeline; expectations to increase production by around five-fold by 2030; plans and expectations in relation to Archaea's management and operations team; expectations for Archaea's business when integrated with bp to deliver rateable earnings growth including targeting EBITDA of more than $500 million by 2025 and aim for around $1 billion by 2027; expectations that biogas will contribute around $2 billion of EBITDA in 2030 and bp's aim for transition growth businesses to contribute more than $10 billion EBITDA by 2030; expectations for the investment to deliver double digit returns and statements regarding additional distinctive value creation; plans and expectations relating to bp's strategy, including bp's transformation to an integrated energy company; expectations that the transaction will be accretive to earnings and free cash flow on a per share basis post integration; expectations and plans regarding Archaea's joint venture with Republic Services Inc.; expectations that the transaction has the potential to take bp's biogas supply volumes to around 70 thousand barrels oil equivalent per day globally by 2030; expectations for the transaction to advance bp's net zero ambition including bp's Aim 3 to reduce to net zero the carbon intensity of the energy products bp sells by 2050 or sooner; statements relating to demand for renewable natural gas including within scenarios described in the bp Energy Outlook 2022; and plans and expectations regarding bp's financial frame including plans and expectations for future dividends, plans and expectations regarding bp's credit rating, including in respect of maintaining a strong investment grade credit rating, plans and expectations for bp's annual capital expenditure, plans and expectations for bp's cash balance point, plans and expectations regarding the allocation of surplus cash flow and plans and expectations regarding the amount and timing of share buybacks.

By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future and are outside the control of bp. Actual results or outcomes, may differ materially from those expressed in such statements, depending on a variety of factors, including the risk factors discussed under "Risk factors" in bp's Annual Report and Form 20-F 2021 as filed with the US Securities and Exchange Commission and in any of our more recent public reports.

Our most recent Annual Report and Form 20-F and other period filings are available on our website at www.bp.com or can be obtained from the SEC by calling 1-800-SEC-0330 or on its website at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 17 October 2022
/s/ Ben J. S. Mathews
------------------------
Ben J. S. Mathews
Company Secretary